UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q2 2026 Results Release
2.	Supplement to Second Quarter 2026 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2026 RESULTS

CONSISTENT OPERATIONAL EXECUTION ACROSS THE PORTFOLIO

ACCELERATING IN VACA MUERTA WHILE PRESERVING FINANCIAL STRENGTH

Bogota, Colombia – August 4, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended June 30, 2026 (“Second Quarter” or “2Q2026”). A conference call to discuss these results will be held on August 5, 2026, at 10:00 am (Eastern Daylight Time).

GeoPark continued to execute its strategy during the second quarter of 2026, delivering stable production, higher revenues and resilient cash generation while accelerating development activities in Vaca Muerta, the Company’s largest organic growth program.

SECOND QUARTER 2026 FINANCIAL SUMMARY

Brent prices materially strengthened during the quarter, averaging $96.9/bbl, driven by the continuation of geopolitical disruptions. This higher benchmark environment and narrower Vasconia differentials supported an improvement in GeoPark’s realized pricing, with the Company delivering a combined realized price of $67.2/bbl in 2Q20261, compared to $60.4/bbl in 1Q2026.

Production from Colombia and Argentina averaged 27,271 boepd, broadly in line with 1Q2026, while sales volumes2 remained stable. As a result, total revenue increased by 12% compared to 1Q2026 to $143.3 million in 2Q2026.

In 2Q2026, GeoPark reported Adjusted EBITDA3 of $73.1 million (51% margin), up 3% from 1Q2026. Solid revenue performance largely offset higher operating costs, which increased to $17.9 per produced barrel in 2Q2026 from $14.7 per produced barrel in 1Q2026, primarily reflecting higher energy costs, increased levels of activity carried out during the quarter, and the appreciation of the Colombian and Argentine currencies4.

Operating profit stood at $40.8 million in 2Q2026, compared to $58.0 million in 1Q2026, a quarter that included the non-recurring net break-up fee receivable related to the Frontera Energy transaction that amounted to $14.4 million. Net income for the quarter totaled $14.0 million.

Capital expenditures totaled $76.4 million in 2Q2026, primarily focused on production and development activities across the portfolio, including drilling, completion, workover and strategic infrastructure investments. In Colombia (36% of total capital expenditures), execution was centered on development and infrastructure optimization in the Llanos blocks and continued drilling and infrastructure projects in the CPO-5 Block. In Argentina (64% of total capital expenditures), execution focused on the advancement of drilling, completion and evacuation infrastructure in Vaca Muerta. The Company delivered ROACE of 19%, underscoring disciplined, returns-focused capital allocation.

1 After hedge (commodity risk management contracts) and earn-out to ex-owners of certain blocks.

2 Sales volumes expressed in barrel of oil equivalent per day.

3 For reconciliations, see "Reconciliation of Adjusted EBITDA to Profit Before Income Tax" table below.

4 Approximately 85% of the Company's operating cost base is denominated in local currencies.

GeoPark continued to generate solid operating cash flow during the quarter of $108.4 million, supported by operational strength that enabled the Company to fund its investment program and increase its cash position. Cash and cash equivalents stood at $316.3 million as of the end of 2Q2026, compared to $274.9 in 1Q2026.

Net debt stood at $317.8 million at the end of 2Q2026, with a net leverage ratio of 1.2x. In June 2026, GeoPark renewed and extended its senior unsecured contingent credit facility, which is available through December 2028, with final maturity in March 2029, with no drawn amounts to date.

The 2026 hedging program remains unchanged with oil price protection for 2026 secured through three-way collars covering approximately 19,000 bopd of full-year production, with a first floor of $64.8/bbl, a second floor of $50/bbl, and average price ceilings of $72/bbl. For 2027, approximately 19,000 bopd of expected production has been hedged on a full-year basis, with improved protection levels securing an average first floor of $69.7/bbl, a second floor of $50/bbl, and average price ceilings of $78.6/bbl.

The Board declared a quarterly cash dividend of $0.023 per share (approximately $1.5 million), payable on September 2, 2026, to shareholders of record at the close of business on August 19, 2026.

GeoPark’s 2026 Annual General Meeting (“AGM”) was held on July 14, 2026. Shareholder participation was broad, with quorum reaching 61.57% of shares entitled to vote. All resolutions submitted for consideration were approved, each with more than 99% of votes cast in favor, reflecting strong shareholder support.

Board of Directors and Committees Update

As part of its ongoing efforts to strengthen corporate governance, improve oversight effectiveness and streamline decision-making, the Board of Directors approved a revised committee structure, reducing the number of standing committees from six to four.

The new structure comprises the Audit Committee, chaired by Robert Bedingfield; the Nomination & Compensation Committee, chaired by Gabriel Gilinski; the Corporate Affairs Committee, chaired by James F. Park; and the Technical Committee, chaired by Brian Maxted.

The revised framework consolidates overlapping responsibilities and clarifies the allocation of key governance, risk, sustainability, compensation and technical oversight matters across the Board and its committees.

Additionally, the Board appointed Mr. James F. Park as the Chair of the Board, and Felipe Bayon, the Company’s Chief Executive Officer, as Vice Chair.

CEO Comment

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Our second quarter results demonstrate the consistency of our execution and the strength of our portfolio. While maintaining stable production and resilient cash generation, we continued to advance the largest investment program in our recent history, reaching important milestones in Argentina ahead of schedule while preserving financial discipline and a strong balance sheet. Colombia continues to provide a robust platform of production and cash flow through disciplined reservoir management and operational excellence. As we move through this peak investment period, we remain focused on executing safely and efficiently, allocating capital with discipline and creating sustainable long-term value for our shareholders”.

Supplementary information is available at the following link:

https://ir.geo-park.com/2Q26-SupplementaryRelease

SECOND QUARTER 2026 HIGHLIGHTS

Oil and Gas Production and Operations

●	2Q2026 consolidated average oil and gas production of 27,271 boepd[5]
●	8 rigs in operation (4 drilling and 4 workover) at the end of 2Q2026
●	Operational activity accelerated in 2Q2026, with 6 wells drilled and completed in the Llanos 34 and Llanos 123 blocks, and 5 wells in Vaca Muerta undergoing hydraulic fracturing

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $143.3 million compared to $128.4 million in 1Q2026
●	Adjusted EBITDA of $73.1 million compared to $71.3 million in 1Q2026
●	Operating profit of $40.8 million compared to $58.0 million in 1Q2026
●	Net profit of $14.0 million compared to $20.2 million in 1Q2026

Cost Structure and Capital Efficiency

●	Operating costs of $17.9 per produced boe in 2Q2026
●	Capital expenditures of $76.4 million
●	Last-twelve months Return on Average Capital Employed (ROACE) of 19%

Balance Sheet and Liquidity

●	Cash and cash equivalents of $316.3 million as of June 30, 2026
●	Last-twelve months net leverage of 1.2x and no principal debt maturities until January 2027
●	New unsecured committed credit facility in place, with no amounts drawn

Hedging and Risk Management

●	As part of the Company’s risk management strategy to protect pricing and support earnings stability, 2Q2026 revenue reflected a $41.2 million impact from commodity risk management contracts
●	19,000 bopd of full-year 2026 production has been protected through 3-way collars with average strikes of $64.8/$50.0/$72.0 per boe
●	For 2027, approximately 19,000 bopd of expected production has been hedged on a full-year basis, through 3-way collars with improved protection levels, securing average strikes of $69.7/$50.0/$78.6 per boe

Shareholder Value Return

●	Quarterly cash dividend of $0.023 per share, or approximately $1.5 million, payable on September 2, 2026 to shareholders of record at the close of business on August 19, 2026, representing the final dividend under the revised program approved by the Board and announced in October 2025

5 Reported in the 2Q2026 Operational Update.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2026	1Q2026	2Q2025	1H2026	1H2025
Oil production[a] (bopd)	27,162	27,141	27,151	27,152	28,056
Gas production (mcfpd)	654	649	1,371	650	999
Average net production (boepd)	27,271	27,249	27,380	27,260	28,223
Brent oil price ($ per bbl)	96.9	77.9	66.8	87.5	70.8
Combined realized price[b] ($ per boe)	67.2	60.4	57.4	63.8	60.2
⁻ Oil[c] ($ per bbl)	89.5	67.4	57.5	78.4	61.5
⁻ Gas ($ per mcf)	0.8	1.5	5.8	1.2	5.8
⁻ Commodity risk management contracts ($ per bbl)	(19.3)	(4.8)	2.4	(12.1)	1.1
Sale of crude oil ($ million)	184.5	138.6	114.2	323.1	251.4
Sale of purchased crude oil ($ million)	—	—	—	—	0.4
Sale of gas ($ million)	0.0	0.0	0.7	0.0	0.7
Commodity risk management contracts ($ million)	(41.2)	(10.2)	4.9	(51.4)	4.7
Revenue ($ million)	143.3	128.4	119.8	271.7	257.1
Production & operating costs[d] ($ million)	(53.1)	(37.7)	(32.6)	(90.7)	(68.0)
G&G, G&Ae ($ million)	(12.5)	(10.6)	(12.1)	(23.1)	(23.6)
Selling expenses ($ million)	(4.4)	(8.8)	(3.0)	(13.2)	(5.1)
Operating profit ($ million)	40.8	58.0	7.1	98.8	57.5
Adjusted EBITDA ($ million)	73.1	71.3	71.5	144.4	159.5
Adjusted EBITDA ($ per boe)	34.3	33.5	34.3	33.9	37.3
Net (loss) profit ($ million)	14.0	20.2	(10.3)	34.2	2.7
Capital expenditures ($ million)	76.4	22.0	23.9	98.4	46.6
Cash and cash equivalents ($ million)	316.3	274.9	266.0	316.3	266.0
Short-term financial debt ($ million)	192.5	166.6	30.8	192.5	30.8
Long-term financial debt ($ million)	441.6	441.4	594.8	441.6	594.8
Net debt ($ million)	317.8	333.1	359.5	317.8	359.5
Dividends paid ($ per share)	0.023	0.030	0.147	0.053	0.294
Shares repurchased (million shares)	—	—	—	—	—
Basic shares – at period end (million shares)	64,896	64,683	51,568	64,896	51,568
Weighted average basic shares (million shares)	64,776	55,603	51,529	60,168	51,405

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,457 bopd, 4,157 bopd, and 4,236 bopd in 2Q2026, 1Q2026 and 2Q2025, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $1.2 million, $1.3 million, and $0.9 million in 2Q2026, 1Q2026 and 2Q2025, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2026 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	144.5	3.9	(0.0)	(0.5)	(3.5)	144.4
Depreciation	(51.3)	(4.7)	—	—	—	(56.1)
Write-offs	(3.8)	—	—	—	—	(3.8)
Impairment	—	—	—	—	—	—
Share based payment	(0.2)	(0.1)	—	—	(2.4)	(2.7)
Lease Accounting - IFRS 16	2.6	0.0	—	—	—	2.6
Others	(2.1)	(1.3)	(0.1)	0.2	17.7	14.3
OPERATING PROFIT (LOSS)	89.7	(2.2)	(0.1)	(0.3)	11.8	98.8
Financial costs, net						(31.6)
Foreign exchange charges, net						(2.3)
PROFIT BEFORE INCOME TAX						64.9

1H2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	161.3	(2.1)	5.3	(2.4)	(2.6)	159.5
Depreciation	(56.6)	—	(4.1)	(0.2)	—	(61.0)
Write-offs	(5.9)	—	—	—	—	(5.9)
Impairment	—	—	(31.0)	—	—	(31.0)
Share based payment	(0.4)	(0.1)	(0.0)	(0.0)	(2.0)	(2.6)
Lease Accounting - IFRS 16	2.5	—	0.0	0.5	—	2.9
Others	0.4	(1.5)	(0.3)	(0.6)	(2.5)	(4.4)
OPERATING PROFIT (LOSS)	101.3	(3.7)	(30.1)	(2.8)	(7.2)	57.5
Financial costs, net						(31.5)
Foreign exchange charges, net						(3.3)
PROFIT BEFORE INCOME TAX						22.8

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Wednesday, August 5, 2026, at 10:00 am (Eastern Daylight Time) to discuss the 2Q2026 results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/950665507

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 646-307-1963

Global Dial-In Numbers:
https://registrations.events/directory/international/itfs.html

Passcode: 8385569

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative expenses

G&G	Geological & geophysical expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

ROACE

ROACE is defined as last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets. The non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador was excluded from LTM operating profit for the purpose of this calculation

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, investment program, drilling operations, returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO SECOND QUARTER 2026 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Second Quarter 2026 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 2Q2026 was 27,271 boepd, flat 0% compared to 2Q2025 mainly due to stable production in Colombia and initial contributions from Argentina. Oil represented 99.6% and 99.2% of total reported production in 2Q2026 and in 2Q2025, respectively.

For further details, please refer to the 2Q2026 Operational Update published on July 21, 2026.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 2Q2026 totaled 23,427 boepd, up by 2% compared to 2Q2025, mainly due to higher inventory sales.

Reference and Realized Oil Prices: Brent crude oil prices averaged $96.9/bbl during 2Q2026, and the consolidated realized oil sales price (before earn-out to ex-owners of certain blocks and hedge result) increased by 56% to $89.5/bbl in 2Q2026, compared to 2Q2025.

A breakdown of reference and net realized oil prices in relevant countries in 2Q2026 and 2Q2025 is shown in the tables below:

2Q2026 - Realized Oil Prices	Colombia	Argentina
($ per bbl)
Brent oil price (*)	97.6	99.4
Local marker differential	(1.7)	1.8
Commercial, transportation discounts & other	(6.4)	(11.4)
Realized oil price	89.5	89.8
Weight on oil sales mix	95%	5%

2Q2025 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	66.8	66.1
Local marker differential	(1.7)	(7.3)
Commercial, transportation discounts & other	(7.7)	(0.1)
Realized oil price	57.4	58.7
Weight on oil sales mix	95%	5%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue increased by 20% to $143.3 million in 2Q2026, compared to $119.8 million in 2Q2025, mainly reflecting higher realized oil and gas prices and higher deliveries.

Sales of crude oil: Consolidated oil revenue increased by 61% compared to 2Q2025, reaching $184.5 million in 2Q2026, mainly due to a 56% increase in realized oil prices and a 3% increase in deliveries. Oil revenue was 100% and 99% of total revenue in 2Q2026 and 2Q2025, respectively.

The table below provides a breakdown of crude oil revenue in 2Q2026 and 2Q2025:

Oil Revenue (In millions of $)	2Q2026	2Q2025
Colombia	174.1	108.7
Argentina	10.4	—
Ecuador	—	5.5
Oil Revenue	184.5	114.2

Sales of purchased crude oil: No sales of purchased crude oil were recorded in 2Q2026 and 2Q2025.

Sales of gas: Consolidated gas revenue was $0.01 million in 2Q2026, compared to $0.7 million in 2Q2025, mainly reflecting the divestment of the Manati gas field in Brazil in December 2025.

The table below provides a breakdown of gas revenue in 2Q2026 and 2Q2025:

Gas Revenue (In millions of $)	2Q2026	2Q2025
Argentina	0.01	—
Brazil	—	0.7
Gas Revenue	0.01	0.7

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $41.2 million loss in 2Q2026, compared to a $4.9 million gain in 2Q2025.

In 2Q2026, GeoPark had zero cost collars covering 19,000 bopd including purchased puts with an average price of $65.8/bbl and sold calls at an average price of $73.5/bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs increased to $53.1 million in 2Q2026 from $32.6 million in 2Q2025, mainly resulting from higher operating costs and higher royalties paid in cash.

The table below provides a breakdown of production and operating costs in 2Q2026 and 2Q2025:

Production and Operating Costs (In millions of $)	2Q2026	2Q2025
Operating costs	(47.8)	(30.5)
Royalties paid in cash	(3.5)	(1.3)
Economic rights paid in cash	(1.7)	(0.8)
Share-based payments	(0.1)	(0.1)
Production and Operating Costs	(53.1)	(32.6)

Consolidated operating costs amounted to $47.8 million in 2Q2026, compared to $30.5 million in 2Q2025.

The table below provides the operating cost on a per boe basis in 2Q2026 and 2Q2025:

Operating Costs (Per boe)[a]	2Q2026	2Q2025
Operating costs per produced boe	(17.9)	(12.3)
Operating costs per sold boe	(22.8)	(15.1)

a)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Consolidated royalties paid in cash amounted to $3.5 million in 2Q2026, compared to $1.3 million in 2Q2025, mainly resulting from the newly acquired assets in Vaca Muerta, Argentina.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $1.7 million in 2Q2026, compared to $0.8 million in 2Q2025.

No consolidated purchased crude oil charges were recorded in 2Q2026 and 2Q2025, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $4.4 million in 2Q2026, compared to $3.0 million in 2Q2025. The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial arrangement with BP Products North America Inc. from August 2025 to April 2026. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased to $1.8 million in 2Q2026, compared to $3.0 million in 2Q2025.

Administrative Expenses: Consolidated G&A increased to $10.7 million in 2Q2026 compared to $9.1 million in 2Q2025.

Adjusted EBITDA: Consolidated Adjusted EBITDA1 increased by 2% to $73.1 million in 2Q2026 compared to 2Q2025. On a per boe basis, Adjusted EBITDA flat to $34.3 per boe in 2Q2026 from $34.3 per boe in 2Q2025.

Adjusted EBITDA (In millions of $)	2Q2026	2Q2025
Colombia	72.1	72.9
Argentina	2.7	(0.9)
Ecuador	(0.0)	1.9
Brazil	(0.3)	(0.9)
Corporate	(1.4)	(1.5)
Adjusted EBITDA	73.1	71.5

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 2Q2026 and 2Q2025, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Argentina		Ecuador		Brazil		Total[e]
	2Q2026	2Q2025	2Q2026	2Q2025	2Q2026	2Q2025	2Q2026	2Q2025	2Q2026	2Q2025
Production (boepd)	25,871	25,868	1,400	—	—	1,281	—	231	27,271	27,380
Inventories, RIK & Other[a]	(3,743)	(4,190)	(101)	—	—	(251)	—	(16)	(3,844)	(4,457)
Sales volume (boepd)	22,128	21,678	1,299	—	—	1,030	—	215	23,427	22,923
% Oil	100%	100.0%	98%	—	—	100%	—	0%	100%	99%
($per boe)
Realized oil price	89.5	57.4	89.8	—	—	58.7	—	—	89.5	57.5
Realized gas price[b]	—	—	4.8	—	—	—	—	34.6	4.8	34.6
Realized commodity risk management contracts	(20.5)	2.5	—	—	—	—	—	—	(19.3)	2.4
Earn-out	(3.0)	(2.3)	—	—	—	—	—	—	(2.8)	(2.2)
Combined Price	66.0	57.6	88.2	—	—	58.7	—	34.6	67.2	57.4
Operating costs of sold volumes[c]	(22.4)	(14.1)	(30.1)	—	—	(26.4)	—	(60.8)	(22.8)	(15.1)
Royalties & economic rights	(2.0)	(1.0)	(10.5)	—	—	—	—	(2.4)	(2.5)	(1.0)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	—	—
Selling & other expenses	(1.9)	(1.1)	(4.6)	—	—	(8.0)	—	—	(2.1)	(1.4)
Operating Netback/boe	39.7	41.3	43.0	—	—	24.3	—	(28.6)	39.9	39.9
G&A, G&G & other									(5.6)	(5.6)
Adjusted EBITDA/boe									34.3	34.3

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 5,457 bopd and 4,236 bopd in 2Q2026 and 2Q2025, respectively. No royalties were paid in kind in Argentina or Ecuador. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs of sold volumes in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash. Operating cost per sold boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $30.1 million in 2Q2026, compared to $29.0 million in 2Q2025.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $2.0 million in 2Q2026, compared to no write-offs in 2Q2025.

[1]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Impairment of non-financial assets: No impairment losses were recognized in 2Q2026, compared to $31.0 million in 2Q2025, as the carrying amount of the Ecuador assets exceeded their estimated sale value.

Other Income (Expenses): Consolidated other expenses amounted to $0.4 million in 2Q2026, compared to $5.0 million expenses in 2Q2025.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $15.6 million in 2Q2026, compared to $9.9 million in 2Q2025.

Foreign Exchange: Net foreign exchange recorded a $1.8 million loss in 2Q2026, compared to no net foreign exchange in 2Q2025.

Income Tax: Income taxes totaled $9.4 million loss in 2Q2026, compared to $7.6 million loss in 2Q2025, mainly resulting from higher taxable income and a 10% tax surcharge in Colombia because of a higher oil price environment, partially offset by the impact of the appreciation of the Colombian peso on deferred income taxes.

Net Profit/Loss: Net profit amounted to $14.0 million in 2Q2026, compared to $ (10.3) million in 2Q2025.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $316.3 million as of June 30, 2026, compared to $100.3 million as of December 31, 2025.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	1H2026
Cash flows used in operating activities	158.4
Cash flows from investing activities	(96.5)
Cash flows from financing activities	154.1
Currency Translation	(0.0)
Net increase in cash & cash equivalents	216.0

Cash flows from operating activities of $158.4 million included income tax payments of $15.0 million2, among others.

Cash flows from investing activities included capital expenditures of $98.4 million.

Cash flows from financing activities mainly included $107.0 million from the issuance of shares to Grupo Gilinski and $77.0 million from new local debt in Colombia and Argentina, partially offset by $23.9 million related to interest payments and $3.4 million related to cash dividend payments.

2     Includes current income tax payments and $9.7 million of withholding taxes from clients (included within the “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $634.0 million, corresponding to the 2030 Notes and the 2027 Notes, and a local debt in Colombia. Short-term financial debt was $192.5 million as of June 30, 2026, and corresponds to the 2027 Notes, the short-term local debts in Colombia and Argentina, and accrued interest.

Financial Debt (In millions of $)	June 30, 2026	December 31, 2025
2030 Notes	454.7	454.3
2027 Notes	96.6	96.2
Other local debts	82.8	3.0
Financial debt	634.0	553.5

FINANCIAL RATIOS3

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
2Q2025	625.6	266.0	359.5	1.1x	8.2x
3Q2025	570.4	197.0	373.4	1.2x	6.8x
4Q2025	553.5	100.3	453.2	1.6x	5.6x
1Q2026	608.0	274.9	333.1	1.3x	5.2x
2Q2026	634.0	316.3	317.8	1.2x	6.4x

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this supplement:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Sold Put	Purchased Put	Sold Call
3Q2026	Zero cost 3-way	Brent	20,000	50.8	64.9	71.3
4Q2026	Zero cost 3-way	Brent	25,000	50.8	64.5	71.2
1Q2027	Zero cost 3-way	Brent	18,000	51.5	65.0	71.2
1Q2027	Zero cost collar	Brent	3,500	N/A	75.0	91.3
2Q2027	Zero cost 3-way	Brent	21,000	50.6	67.9	77.3
3Q2027	Zero cost 3-way	Brent	17,000	50.0	72.3	82.8
4Q2027	Zero cost 3-way	Brent	15,000	50.0	71.9	81.4

[3]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	2Q2026	2Q2025
(In millions of $)
Sale of crude oil	174.1	108.7
Commodity risk management contracts	(41.2)	4.9
Revenue	132.9	113.6
Production and operating costs[a]	(48.2)	(29.1)
Adjusted EBITDA	72.1	72.9
Capital expenditures	27.2	23.9

Argentina	2Q2026	2Q2025
(In millions of $)
Sale of crude oil	10.4	—
Sale of gas	0.0	—
Revenue	10.4	—
Production and operating costs[a]	(4.8)	—
Adjusted EBITDA	2.7	(0.9)
Capital expenditures	49.1	—

Ecuador	2Q2026	2Q2025
(In millions of $)
Sale of crude oil	—	5.5
Revenue	—	5.5
Production and operating costs[a]	—	(2.5)
Adjusted EBITDA	(0.0)	1.9
Capital expenditures	—	0.1

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2026	2Q2025	1H2026	1H2025

REVENUE
Sale of crude oil	184.5	114.2	323.1	251.4
Sale of purchased crude oil	—	—	—	0.4
Sale of gas	0.0	0.7	0.0	0.7
Commodity risk management contracts	(41.2)	4.9	(51.4)	4.7
TOTAL REVENUE	143.3	119.8	271.7	257.1
Production and operating costs	(53.1)	(32.6)	(90.7)	(68.0)
Geological and geophysical expenses (G&G)	(1.8)	(3.0)	(4.5)	(5.4)
Administrative expenses (G&A)	(10.7)	(9.1)	(18.5)	(18.2)
Selling expenses	(4.4)	(3.0)	(13.2)	(5.1)
Depreciation	(30.1)	(29.0)	(56.1)	(61.0)
Write-off of unsuccessful exploration efforts	(2.0)	—	(3.8)	(5.9)
Impairment	—	(31.0)	—	(31.0)
Other	(0.4)	(5.0)	14.0	(4.9)
OPERATING PROFIT	40.8	7.1	98.8	57.5
Financial costs, net	(15.6)	(9.9)	(31.6)	(31.5)
Foreign exchange (loss) gain	(1.8)	—	(2.3)	(3.3)
PROFIT (LOSS) BEFORE INCOME TAX	23.4	(2.7)	64.9	22.8
Income tax	(9.4)	(7.6)	(30.7)	(20.0)
PROFIT (LOSS) FOR THE PERIOD	14.0	(10.3)	34.2	2.7

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	June 30, 2026	December 31, 2025

Non-Current Assets
Property, plant and equipment	821.1	775.7
Other non-current assets	47.4	45.1
Total Non-Current Assets	868.5	820.8

Current Assets
Inventories	7.8	12.4
Trade receivables	51.9	39.1
Other current assets	45.6	67.9
Cash at bank and in hand	316.3	100.3
Total Current Assets	421.6	219.7

Total Assets	1,290.0	1,040.4

Total Equity	364.5	245.8

Non-Current Liabilities
Borrowings	441.6	535.1
Other non-current liabilities	123.6	122.3
Total Non-Current Liabilities	565.2	657.4

Current Liabilities
Borrowings	192.5	18.5
Other current liabilities	167.8	118.8
Total Current Liabilities	360.3	137.2

Total Liabilities	925.5	794.7

Total Liabilities and Equity	1,290.0	1,040.4

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2026	2Q2025	1H2026	1H2025

Cash flow from (used in) operating activities	108.4	(7.0)	158.4	(85.8)
Cash flow (used in) from investing activities	(74.5)	14.2	(96.5)	7.5
Cash flow from (used in) financing activities	7.6	(49.6)	154.1	66.4

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2026 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	144.5	3.9	(0.0)	(0.5)	(3.5)	144.4
Depreciation	(51.3)	(4.7)	—	—	—	(56.1)
Write-offs	(3.8)	—	—	—	—	(3.8)
Share based payment	(0.2)	(0.1)	—	—	(2.4)	(2.7)
Lease Accounting - IFRS 16	2.6	0.0	—	—	—	2.6
Others	(2.1)	(1.3)	(0.1)	0.2	17.7	14.3
OPERATING PROFIT (LOSS)	89.7	(2.2)	(0.1)	(0.3)	11.8	98.8
Financial costs, net						(31.6)
Foreign exchange charges, net						(2.3)
PROFIT BEFORE INCOME TAX						64.9

1H2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	161.3	(2.1)	5.3	(2.4)	(2.6)	159.5
Depreciation	(56.6)	—	(4.1)	(0.2)	—	(61.0)
Write-offs	(5.9)	—	—	—	—	(5.9)
Impairment	—	—	(31.0)	—	—	(31.0)
Share based payment	(0.4)	(0.1)	(0.0)	(0.0)	(2.0)	(2.6)
Lease Accounting - IFRS 16	2.5	—	0.0	0.5	—	2.9
Others	0.4	(1.5)	(0.3)	(0.6)	(2.5)	(4.4)
OPERATING PROFIT (LOSS)	101.3	(3.7)	(30.1)	(2.8)	(7.2)	57.5
Financial costs, net						(31.5)
Foreign exchange charges, net						(3.3)
PROFIT BEFORE INCOME TAX						22.8

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	June 2026	June 2025
Last twelve-month Operating Income(a)	151.8
Total Assets – Period-end	1,290.0	1,069.4
Excess Cash – Period-end	(61.2)	(221.2)
Current Liabilities – Period-end	(360.3)	(150.2)
Capital Employed – Period-end	868.5	698.0
Average Capital Employed	783.3
Return on Average Capital Employed	19%

(a)	Excludes non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador of $31.0 million.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative expenses

G&G	Geological & geophysical expenses

LTM	Last twelve months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, investment program, drilling operations, returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: August 4, 2026